News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 18, 2021

Seabridge Granted Two Year Extension on KSM Environmental
Assessment Certificate Due to COVID-19 Related Impacts

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that as a result of the impact of COVID-19 measures adopted for the protection of the people and communities of northwestern B.C. on the schedule for completing site capture and follow-on work at its 100% owned KSM Project, the British Columbia Minister of Environment and Climate Change Strategy (the "B.C. Environment Minister") has granted a two year extension to KSM's Environmental Assessment Certificate ("EAC") through July 29, 2026.

Rudi Fronk, Chairman and CEO of Seabridge, stated, "This decision will allow the continued de-risking and the responsible advancement of KSM. Seabridge would like to thank the leadership of the Nisga'a and Tahltan Nations and the Gitxsan Hereditary Chief's Office for their positive contributions to our EAC extension request. Thanks, are also extended to the Honourable George Heyman, BC Minster of the Environment and Climate Change Strategy and the BC Environmental Assessment Office, for their leadership on this file."

Under the B.C. Environmental Assessment Act a project's EAC is subject to expiry if the project has not been "substantially started" by the deadline specified in the EAC. When determining whether a project has been substantially started, the B.C. Environment Minister assesses each project separately on whether sufficient physical work and capital spend on long term project infrastructure has been completed prior to the EAC deadline. For Seabridge's KSM Project, the substantial start deadline was July 29, 2024. However, with the two-year extension, the EAC deadline is now July 29, 2026.

"We are planning on staying well ahead of the new deadline by intensifying our field work beginning next year," said Fronk. "This work cuts time from the construction schedule once a construction decision has been made. As reported in our Q2 and Q3 reports to shareholders, Seabridge has already commenced road and camp construction at KSM."

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email: info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292 www.seabridgegold.com